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                                  EXHIBIT 10.2

                                  OFFER LETTER

[REYNOLDS & REYNOLDS. LOGO]

                                                  March 14, 2005

Scot Eisenfelder
25025 Canterbury Street
Franklin, MI 48025

Dear Scot,

As you know from our discussions, the capabilities of our Marketing and Strategic Planning groups are critical to our success as we seek competitive advantage in our marketplace.

To that end, I am pleased to extend to you this offer to join Reynolds & Reynolds as Senior Vice President, Marketing and Strategic Planning. Your leadership is a critical part of this effort. You will have the opportunity to make a substantial and visible contribution to the success of Reynolds and Reynolds.

The specifics of the offer are outlined as follows:

Base Pay

Your base salary will be $325,000 annually, paid bi-weekly. We anticipate your start date to be no later than May 1, 2005. You will be eligible for a merit increase on November 1, 2005 based upon your performance and the approval of the Compensation Committee of the Board of Directors.

Annual Bonus

Under this plan, as an executive of Reynolds and Reynolds, you can earn up to 90% of salary based upon the company's financial performance. The current performance measures are return on capital and sales growth. This bonus is payable in November based on FY'05 performance.

Personal Performance Bonus

The personal performance bonus is an annual program based upon your personal contribution to the company's overall success. You are eligible for a bonus up to 20% of base salary in the program. This bonus is payable in November based on FY'05 performance.

Stock

The company currently maintains a stock option program which makes one-time grants to new hires at the executive level. Options are issued at the market price on the day of grant. Options have a seven year life and vest over a three year period with 33% of each option grant becoming exercisable each year. As a sign-on bonus, we will grant you 50,000 stock options upon your start date.

As a sign-on bonus, we will award you 10,000 restricted shares on your start date. The components of the restricted shares are as follows: 5,000 will have time-based restrictions and the remaining 5,000 will have performance-based restrictions. All restricted shares will contain a 3 year cliff vesting provision (100% vesting after 3 years).

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Sign On Bonus

As a sign on bonus, we will pay you $80,000 (which after taxes will net you $50,000) payable within 30 days after your first day of work at Reynolds.

Stock Ownership Guidelines

The company has established stock ownership guidelines for executives. Under the guidelines, as a reporting officer of Reynolds, you must meet the annual ownership requirements in order to receive your full annual stock option grant. As a reporting officer, you must own 2 x your base salary within a five year period. Note that your unvested restricted shares count towards this requirement.

Relocation

Scot, this role is based in Dayton and thus we would expect you to make a full relocation by July 1, 2005. The company provides a very comprehensive relocation package including 3 months of temporary housing. Please feel free to contact Human Resources at 937-485-8729 for assistance in relocating to the Dayton area.

Car Allowance

You will receive a bi-weekly car allowance in the amount of $358.00 to support your ownership and operation of a late model car. This is a cash payment made directly to you in your regular paycheck.

Miscellaneous Perquisites

As an executive of Reynolds and Reynolds, you will be reimbursed up to $6,000 per year for tax preparation and financial and estate planning. Additionally, health club fees will be reimbursed up to $1,500 per year for management committee members. Finally, the company asks each executive to have an annual physical examination and will pay for the exam up to $1,000.

Supplemental Retirement Plan

As an executive of Reynolds and Reynolds, you will participate in a non-qualified supplemental benefit plan which provides supplemental retirement income to you and your family in the event of retirement or death. This plan is a two-part benefit. To receive payment of Part 1 or Part 2, you must satisfy all the conditions for payment as defined in the plan document.

Part 1: Salary Continuation

The annual benefit equals 6.5% of your final average earnings (highest five consecutive years from the last ten years) paid as a monthly annuity for life. To be vested in this benefit, you must have 15 years of service with Reynolds and Reynolds. The benefit is reduced by .4% per month for each month the first payment precedes the date you attain age 60. In the case of death before payments begin, an equivalent benefit will be paid to your beneficiary if the above requirements have been met at the time of your death.

Part 2: Basic Supplemental

This benefit is the difference between your actual Qualified Pension Plan benefit and the Qualified Pension Plan benefit you would have received if it had been calculated without regard to required IRS compensation limitations. The benefit is reduced by .4% per month for each month the first payment precedes the date you attain age 65. If you satisfied the service requirements as of your date of death, benefit payments will be made to your beneficiary as set forth in the plan document.

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Separation following a Change-in-Control

As a key executive of the Reynolds & Reynolds Company you will be eligible to participate in a change in control agreement that protects you under specific circumstances following a change in control (as defined in the agreement). A copy of this agreement will be forwarded to you upon receipt of this signed offer letter.

Involuntary Termination without Cause

If Reynolds & Reynolds chooses to terminate your employment for any reason other than cause (as defined in the Reynolds & Reynolds Company 2004 Executive Stock Incentive Plan), you will be provided with a lump sum separation payment of 1 years base salary (in lieu of any other severance payments) within 30 days of the termination date.

Vacation

As an executive of Reynolds and Reynolds, you are entitled to five weeks vacation.

Company-Wide Benefits

All employees participate in a flexible benefit program (options include medical, dental, vision, life and disability insurance, spending accounts, etc.), a 401(k) savings plan, and a defined benefit pension plan.

We believe the total compensation package for Reynolds and Reynolds' executives, as approved by the Board of Directors, is very competitive and attractive. In the future, should the Board make any changes in the executives' compensation program, you will obviously be notified.

This offer is contingent upon satisfactorily passing a company medical exam including a drug test, which will be arranged for you, any background verifications which are part of our hiring process, and completion of the Employment Eligibility Verification (I-9) process required by the Immigration Department.

We have enclosed two copies of the offer letter and we ask that you return one to acknowledge your acceptance.

Scot, we are looking forward to your acceptance of our offer. I am confident this is an excellent opportunity for Reynolds and for you. You can have significant impact at Reynolds! If you have any questions, or if we can provide any additional information, please let me know.

Best Regards,

Fin O'Neill
President and CEO

ACCEPTANCE

____________________________     ______________________
Scot Eisenfelder                   Date

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